SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, April 28, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America announces its preliminary air traffic figures for March 2014 and consolidated results for the first quarter of 2014.

OPERATING DATA	1Q14(*)	1Q13(*)	% Chg.
Total System
ASK (mm)	12,528.7	12,329.3	1.6%
RPK (mm)	9,539.3	8,291.5	15.0%
Load Factor	76.1%	67.3%	8.9 p.p.
Domestic Market
ASK (mm)	11,075.4	10,897.4	1.6%
RPK (mm)	8,501.8	7,415.0	14.7%
Load Factor	76.8%	68.0%	8.7 p.p.
International Market
ASK (mm)	1,453.3	1,431.9	1.5%
RPK (mm)	1.037.5	876.5	18.4%
Load Factor	71.4%	61.2%	10.2 p.p.

OPERATING DATA	March 2014(*)	March 2013(*)	% Chg. (YoY)	February 2014(*)	% Chg. (MoM)
Total System
ASK (mm)	4,050.4	4,253.6	-4.8%	3,788.8	6.9%
RPK (mm)	2,984.2	2,751.2	8.5%	2,905.3	2.7%
Load Factor	73.7%	64.7%	9.0 p.p.	76.7%	-3.0 p.p.
Domestic Market
ASK (mm)	3,566.8	3,782.7	-5.7%	3,326.6	7.2%
RPK (mm)	2,652.7	2,469.0	7.4%	2,578.2	2.9%
Load Factor	74.4%	65.3%	9.1 p.p.	77.5%	-3.1 p.p.
International Market
ASK (mm)	483.6	470.9	2.7%	462.2	4.6%
RPK (mm)	331.6	282.2	17.5%	327.2	1.3%
Load Factor	68.6%	59.9%	8.6 p.p.	70.8%	-2.2 p.p.

(*) March 2014 – preliminary figures; January and February 2014 and March 2013  – National Civil Aviation Agency (ANAC) figures.

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PRASK, Yield, Fuel Prices and Load Factor

In March 2014 net PRASK moved up by 19% over the same month last year, due to the 9.0 p.p. increase in the system load factor to 73.7%, along with a 4% increase in yield over March 2013. In the quarter, PRASK grew by 18% year over year, and yield increased by 4%. The Company’s new level of load factor of 76.1% in the first quarter enabled this growth.

In March, the average jet fuel price* moved up by around 10% year over year, leading to an increase of around 10% in the quarter, over the same period last year.

     (*) The per-liter fuel price considers total gross fuel and lubricant expenses divided by period consumption.

              Domestic Market

In March, GOL’s domestic market supply decreased 5.7% over March 2013, while demand grew by 7.4%, resulting in a 74.4% load factor, 9.1 p.p. up over prior year. In 1Q14, supply increased by 1.6%, while demand grew by 14.7% and load factor reached 76.8%, up 8.7 p.p. versus prior year.

International Market

International supply increased by 2.7% over March 2013, while demand was up by 17.5%, leading to an 8.6 p.p. improvement in the load factor. For the quarter, supply increased 1.5%, while demand increased by 18.4%, with a total load factor of 71.4%, up 10.2p.p. over prior year.

               ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.